Exhibit 99.1

Amsterdam, 20 April 2022

Just Eat Takeaway.com Q1 2022 Trading Update

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the first quarter of 2022.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “After two years of exceptional growth, we maintain the same high level of orders that were processed during the Covid-19 restrictions. Our priority for 2022 lies in enhancing profitability and strengthening our business. We expect profitability to gradually improve throughout the year, and to return to positive adjusted EBITDA in 2023.”

		First quarter[1]
(in millions)	2022	2021	Growth	Constant Currency
Orders
North America	89.6	94.7	-5%
Northern Europe	76.5	73.4	4%
UK and Ireland	67.6	67.3	0%
Southern Europe and ANZ	30.5	31.8	-4%
Total Orders	264.1	267.1	-1%
GTV[2]
North America	2,962	2,887	3%	-5%
Northern Europe	1,910	1,803	6%	6%
UK and Ireland	1,648	1,548	7%	2%
Southern Europe and ANZ	715	724	-1%	-3%
Total GTV	7,235	6,962	4%	0%

1 The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the period.

2 Gross Transaction Value (GTV) represents the total value of orders placed on our platform, including taxes, tips and any applicable consumer fees.

•

Just Eat Takeaway.com maintained the high level of Orders that were processed during the Covid-19 restrictions in the first quarter of last year. In the first quarter of 2022, Just Eat Takeaway.com processed 264 million Orders, roughly flat compared with the same period in 2021.

•	Gross Transaction Value (GTV) amounted to €7.2 billion in the first quarter of 2022, up 4% compared with the same period of 2021, driven by a higher Average Transaction Value.
•

During the pandemic, the Company benefitted from a rapidly increasing consumer base in a short period of time, adding more than 20 million active consumers since April 2020. As a result, the Company temporarily experiences a corresponding higher-than-normal absolute churn level in the first half of 2022, despite a lower relative churn level of this new consumer group versus pre-pandemic cohorts. While growth in the second quarter of 2022 will remain challenging, key growth drivers, such as Average Monthly Order Frequency and Returning Consumers are expected to remain above pre-pandemic and even above pandemic levels.

•

Management considers enhancing profitability as one of its highest priorities in 2022, with a clear focus on (i) increasing revenue per order, (ii) improving courier costs per order, and (iii) reducing overheads and operating expenses. Consequentially, management expects to reach positive adjusted EBITDA1 for the full year 2023.

•

The Company continues to strengthen its on-demand grocery delivery proposition, with significant progress achieved in the period, including new partnerships with Central England Co-op in the UK and Albert Heijn and Spar in the Netherlands. Progression also continues in Canada, with a total of 11 Skip Express Lanes now in operation.

•	The Company’s new, long-term global strategic partnership with McDonald’s is expected to drive operational and efficiency improvements, as well as additional marketing exposure.
•	Management updates its guidance for the full year of 2022:
o	GTV to grow by mid-single digit year-on-year in 2022 (previously mid-teens)
o	2022 adjusted EBITDA margin in the range of minus 0.5% to minus 0.7% of GTV (previously minus 0.6% to minus 0.8%) The long-term objectives remain unchanged:
o	In excess of €30 billion of GTV to be added over the next five years
o	Long term group adjusted EBITDA margin in excess of 5% of GTV
•

The Management Board confirms its alignment with shareholders in wanting to both create and realise value from the Company’s highly attractive portfolio of assets. As such, management is currently, together with its advisers, actively exploring the introduction of a strategic partner into and/or the partial or full sale of Grubhub. There can be no certainty that any such strategic actions will be agreed or what the timing of such agreements will be. Further announcements will be made as and when appropriate.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Joerg Gerbig, COO

Investors:

Joris Wilton

E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

1 Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, The Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Romania, Spain and Switzerland, as well as through partnerships in Brazil and Colombia.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, and Joerg Gerbig will host an analyst and investor conference call to discuss the Q1 2022 trading update at 10:30 am CET on Wednesday 20 April 2022. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/.

Media and wires call

Jitse Groen will host a media and wires call to discuss the Q1 2022 trading update at 8:30 am CET on Wednesday 20 April 2022. Members of the press can join the conference call at +31 20 531 5843.

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q1 2022

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward- looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.